FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-85848

WELLS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 7 DATED MAY 15, 2003 TO THE PROSPECTUS

DATED JULY 26, 2002

This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002, as supplemented and amended by Supplement No. 1 dated August 14, 2002, Supplement No. 2 dated August 29, 2002, Supplement No. 3 dated October 25, 2002, Supplement No. 4 dated December 10, 2002, Supplement No. 5 dated January 15, 2003, and Supplement No. 6 dated April 14, 2003. When we refer to the “prospectus” in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	Status of the offering of shares in Wells Real Estate Investment Trust, Inc. (Wells REIT);

(2)	Revisions to the “Description of Real Estate Investments” section of the prospectus to describe the following real property acquisitions;

(A)	Acquisition of a three-story office building in Englewood Cliffs, New Jersey (Citicorp Englewood Cliffs, NJ Building);

(B)	Acquisition of a 32-story office building in Minneapolis, Minnesota (US Bancorp Minneapolis Building);

(C)	Acquisition of an 83-story office building in Chicago, Illinois (Aon Center Chicago Building); and

(D)	Acquisition of a three-story office building in Auburn Hills, Michigan (GMAC Detroit Building);

(3)	Status of the development of the Nissan Project, the Kerr-McGee Property and the AmeriCredit Phoenix Building;

(4)	Description of unsecured line of credit in the amount of $500 million;

(5)	Revisions to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus;

(6)	Unaudited financial statements of the Wells REIT for the three month period ended March 31, 2003;

(7)	Financial statements relating to the recently acquired US Bancorp Minneapolis Building and the Aon Center Chicago Building; and

(8)	Unaudited pro forma financial statements of the Wells REIT reflecting the acquisition of the Citicorp Englewood Cliffs, NJ Building, the US Bancorp Minneapolis Building, the Aon Center Chicago Building and the GMAC Detroit Building.

Status of the Offering

We commenced our initial public offering of common stock on January 30, 1998. Our initial public offering was terminated on December 19, 1999. We received approximately $132.2 million in gross offering proceeds from the sale of 13.2 million shares in our initial public offering. We commenced our second offering of common stock on December 20, 1999. Our second public offering was terminated on December 19, 2000. We received approximately $175.2 million in gross offering proceeds from the sale of 17.5 million shares in our second public offering. We commenced our third public offering of common stock on December 20, 2000. Our third public offering was terminated on July 26, 2002. We received approximately $1.3 billion in gross offering proceeds from the sale of 128.3 million shares in our third public offering.

Pursuant to the prospectus, we commenced our fourth public offering of common stock on July 26, 2002. As of May 15, 2003, we had received additional gross proceeds of approximately $1.3 billion from the sale of approximately 126.8 million shares in our fourth public offering. Accordingly, as of May 15, 2003, we had received aggregate gross offering proceeds of approximately $2.9 billion from the sale of approximately 285.9 million shares in all of our public offerings. After payment of approximately $98.6 million in acquisition and advisory fees and acquisition expenses, payment of $319.4 million in selling commissions and organization and offering expenses, and common stock redemptions of approximately $42.7 million pursuant to our share redemption program, as of May 15, 2003, we had raised aggregate net offering proceeds available for investment in properties of approximately $2.4 billion, out of which approximately $2.3 billion had been invested in real estate properties, and approximately $74.3 million remained available for investment in real estate properties.

Description of Properties

As of May 15, 2003, we had purchased interests in 78 real estate properties located in 23 states. Below is a description of our recent real property acquisitions.

Citicorp Englewood Cliffs, NJ Building

On April 30, 2003, Wells Operating Partnership, L.P. (Wells OP), a Delaware limited partnership formed to acquire, own, lease and operate real properties on behalf of the Wells REIT, purchased a three-story office building containing approximately 410,000 rentable square feet located on an approximately 27-acre tract of land at 111 Sylvan Avenue in Englewood Cliffs, New Jersey (Citicorp Englewood Cliffs, NJ Building) for a purchase price of $70.5 million. The Citicorp Englewood Cliffs, NJ Building was purchased from US Fund Sylvan Avenue, L.P., a Delaware limited partnership not in any way affiliated with the Wells REIT, Wells OP or Wells Capital, Inc., our advisor. In order to finance the acquisition of the Citicorp Englewood Cliffs, NJ Building, Wells OP obtained approximately $50 million in loan proceeds by drawing down on its existing line of credit with SouthTrust Bank, N.A.

The Citicorp Englewood Cliffs, NJ Building, which was originally built in 1953 and renovated in 1998, is leased under a net lease (i.e., operating costs and maintenance costs are paid by the tenant) entirely to Citicorp North America, Inc. (Citicorp North America), a wholly-owned subsidiary of Citicorp, Inc. (Citicorp). Citicorp, which is a guarantor of the Citicorp North America lease, is a financial services holding company whose four main business segments include consumer financial services, corporate and institutional financial services, investment management services, and private investment services. Citicorp provides its services in approximately 100 countries worldwide.

The Citicorp North America lease commenced in June 1998 and expires in November 2010. The current annual base rent payable under the Citicorp North America lease is approximately $6.0 million. Citicorp North America has the right, at its option, to extend the initial term of its lease for two additional five-year periods at the then-current market rental rate. Under the Citicorp North America lease, the tenant is responsible for maintaining the Citicorp Englewood Cliffs, NJ Building and for the payment of all operating expenses relating to the property and Wells OP, as the landlord, is responsible for maintaining and repairing the structural portions and mechanical systems of the Citicorp Englewood Cliffs, NJ Building.

Since the Citicorp Englewood Cliffs, NJ Building is leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that financial information about the guarantor of the lease, Citicorp, is more relevant to investors than financial statements of the property acquired.

Citicorp currently files its financial statements in reports filed with the SEC, and the following summary financial data regarding Citicorp is taken from its previously filed public reports:

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

	FOR THE FISCAL YEAR ENDED
	12/31/2002	12/31/2001	12/31/2000
	(IN MILLIONS)
Revenues	$66,401	$67,266	$64,503
Operating Income	$16,166	$15,221	$12,915
Net Income	$10,709	$9,642	$8,110

CONSOLIDATED BALANCE SHEET DATA:

	AS OF THE FISCAL YEAR ENDED
	12/31/2002	12/31/2001	12/31/2000
	(IN MILLIONS)
Total Assets	$727,337	$646,944	$551,607
Long-Term Debt	$78,372	$81,053	$80,335
Stockholders’ Equity	$73,540	$63,453	$47,865

For more detailed financial information regarding Citicorp, please refer to the financial statements of Citicorp, Inc., which are publicly available with the SEC at http://www.sec.gov.

Wells Management Company, Inc. (Wells Management), an affiliate of the Wells REIT and our advisor, will manage the Citicorp Englewood Cliffs, NJ Building on behalf of Wells OP and will be paid management and leasing fees in the amount of up to 4.5% of the gross revenues from the Citicorp Englewood Cliffs, NJ Building, subject to certain limitations.

US Bancorp Minneapolis Building

On May 1, 2003, Wells OP purchased a 32-story office building containing approximately 929,694 rentable square feet located at 800 Nicollet Mall, Minneapolis, Minnesota (US Bancorp Minneapolis Building) for a purchase price of $174 million from MN-Nicolet Mall, L.L.C. (Nicolet Mall), a Delaware limited liability company not in any way affiliated with the Wells REIT, Wells OP or our advisor.

The US Bancorp Minneapolis Building was built in 2000 and is located on an approximately 1.2-acre tract of land in downtown Minneapolis, Minnesota. The US Bancorp Minneapolis Building is leased to 29 different tenants.

U.S. Bancorp Piper Jaffray Companies, Inc. (US Bancorp Piper Jaffray) leases approximately 718,171 rentable square feet of the US Bancorp Minneapolis Building (77.2%). US Bancorp Piper Jaffray is currently a wholly-owned subsidiary of U.S. Bancorp. U.S. Bancorp, which is a guarantor of the US Bancorp Piper Jaffray lease, is a financial services holding company having its corporate headquarters in Minneapolis, Minnesota. U.S. Bancorp reported a net worth, as of December 31, 2002, of approximately $18.1 billion. US Bancorp Piper Jaffray provides investment products and services, including securities, mutual funds and annuities, and insurance products, to individuals, institutions and businesses. In February 2003, U.S. Bancorp announced a plan to spin-off its capital markets business unit, including US Bancorp Piper Jaffray, in late 2003. In connection with the spin-off, shareholders of U.S. Bancorp will receive a stock dividend of the shares in US Bancorp Piper Jaffray, as a result of which US Bancorp Piper Jaffray will become an independent company and will no longer be a wholly-owned subsidiary of U.S. Bancorp. U.S. Bancorp will remain as a guarantor of the US Bancorp Piper Jaffray lease after the spin-off.

The US Bancorp Piper Jaffray lease commenced in June 2000 and expires in May 2014. The current annual base rent payable under the US Bancorp Piper Jaffray lease is approximately $10.8 million. US Bancorp Piper Jaffray has the right, at its option, to extend the initial term of its lease for one additional six-year period, and two additional five-year periods. US Bancorp Piper Jaffray also has options to lease additional available space in the US Bancorp Minneapolis Building in 2004, 2006, 2008, 2010, and 2012, as well as a right of first refusal to lease additional available space beginning in June 2003. Under the US Bancorp Piper Jaffray lease, US Bancorp Piper Jaffray is responsible for its pro rata share of operating and maintenance costs. Wells OP, as the landlord, is responsible for maintaining and repairing the structural portions and mechanical systems of the US Bancorp Minneapolis Building.

The other 28 tenants lease approximately 205,056 rentable square feet (22.1%) of the US Bancorp Minneapolis Building for an aggregate annual base rent payable of approximately $3.7 million. Approximately 6,467 rentable square feet (0.7%) of the US Bancorp Minneapolis Building is currently vacant.

Wells Management will be paid management and leasing fees in the amount of up to 4.5% of gross revenues from the US Bancorp Minneapolis Building, subject to certain limitations. Wells OP has entered into a two-year management agreement with Equity Office Management, L.L.C. (Equity Office Management), an affiliate of the seller of the US Bancorp Minneapolis Building, to serve as the on-site property manager for the US Bancorp Minneapolis Building. The property management fees payable to Equity Office Management will be paid out of or credited against the fees payable to Wells Management. Equity Office Management is not in any way affiliated with the Wells REIT, Wells OP or our advisor.

Aon Center Chicago Building

On May 9, 2003, Wells REIT—Chicago Center, Chicago, LLC (REIT—Chicago Center), a single member Delaware limited liability company wholly-owned by Wells OP, purchased an 83-story office building containing approximately 2,577,000 rentable square feet located at 200 East Randolph Street in Chicago, Illinois (Aon Center Chicago Building) for a purchase price of approximately $465.2 million, from BRE/Randolph Drive, L.L.C. (BRE/Randolph), a Delaware limited liability company. BRE/Randolph is not in any way affiliated with the Wells REIT, REIT—Chicago Center, Wells OP or our advisor. In order to finance the acquisition of the Aon Center Chicago Building, REIT—Chicago Center obtained (1) approximately $350 million in loan proceeds by having Wells OP draw down on its existing $500 million unsecured line of credit described below, and (2) approximately $112.3 million in seller financing from BRE/Randolph. The seller financing in favor of BRE/Randolph (a) was provided on an interest free basis, (b) is due and payable in full on January 31, 2004, (c) is secured by a first priority mortgage on the Aon Center Chicago Building, and (d) is guaranteed by Wells OP.

The Aon Center Chicago Building, which was built in 1972 and is located on an approximately 3.7-acre tract of land in downtown Chicago, is the third tallest building in North America. The Aon Center Chicago Building is leased or subleased to approximately 40 different tenants. BP Corporation North America Inc., Aon Corporation, Kirkland & Ellis, DDB & Needham Chicago Inc., Daniel J. Edelman, Inc., PricewaterhouseCoopers, Deloitte and Touche USA LLP, and Jones Lang LaSalle

Americas, Inc. lease or sublease, in the aggregate, approximately 1,759,000 rentable square feet (68.3%) of the Aon Center Chicago Building. The other tenants lease approximately 622,000 rentable square feet (24.1%) of the Aon Center Chicago Building for an aggregate annual base rent payable of approximately $7.9 million. Approximately 196,000 rentable square feet (7.6%) of the Aon Center Chicago Building is vacant. REIT—Chicago Center, as the landlord for the Aon Center Chicago Building, is responsible for maintaining and repairing the structural portions and mechanical systems of the Aon Center Chicago Building.

Approximately 775,796 rentable square feet of the Aon Center Chicago Building (30.1%) is leased to BP Corporation North America Inc. (BP Corporation) is a wholly-owned subsidiary of BP p.l.c. (BP), a British public limited company which is one of the leading oil companies in the world. BP Corporation controls operations in North America for BP.

The BP Corporation lease is a net lease which commenced in December 1998 and expires in December 2013. The current annual base rent payable under the BP Corporation lease is approximately $15.6 million. BP Corporation has the right, at its option, to extend the initial term of its lease for four additional five-year periods at 95% of the then-current market rental rate. BP Corporation also has an option to lease an additional floor in the Aon Center Chicago Building, as well as a right of first offer to lease additional available space, subject to various restrictions. Further, BP Corporation has a right of first offer to purchase the Aon Center Chicago Building upon a subsequent sale of the Aon Center Chicago Building by REIT—Chicago Center, subject to various restrictions.

BP Corporation has subleased approximately 515,083 rentable square feet of the Aon Center Chicago Building (20.0%) to Aon Corporation (Aon). The Aon sublease commenced in September 2001 and expires in December 2013. The current annual base rent payable to BP Corporation under the Aon sublease is approximately $6.9 million. Aon, which has its headquarters located in the Aon Center Chicago Building, is a holding company whose subsidiaries provide insurance brokerage, consulting, and insurance underwriting services. Aon has approximately 550 offices in 120 countries worldwide. Aon reported a net worth, as of December 31, 2002, of approximately $3.9 billion.

Approximately 351,243 rentable square feet of the Aon Center Chicago Building (13.6%) is leased to Kirkland & Ellis. Kirkland & Ellis is a law firm with approximately 900 attorneys and offices in Chicago, Washington, D.C., New York, Los Angeles, San Francisco, and London. Kirkland & Ellis handles matters of litigation, corporate, intellectual property and technology, bankruptcy, tax, and counseling for national and international clients.

The Kirkland & Ellis lease is a net lease which commenced in January 1987 and expires in December 2011. The current annual base rent payable under the Kirkland & Ellis lease is approximately $4.8 million. Kirkland & Ellis has the right, at its option, to extend the initial term of its lease for one additional ten-year period at the then-current market rental rate. Kirkland & Ellis also has an option to lease additional available space in the Aon Center Chicago Building, and a right of first offer to lease additional space on the 47th, 50th, 51st, 52nd, and 66th floors. Kirkland & Ellis has exercised a right of first offer to lease additional available space in the Aon Center Chicago Building on the 65th and 67th floors beginning in 2004 and 2005 respectively.

Approximately 263,978 rentable square feet of the Aon Center Chicago Building (10.2%) is leased to DDB & Needham Chicago Inc. (DDB), which has its corporate headquarters in the Aon Center Chicago Building. DDB is an advertising and marketing firm with offices in approximately 96 countries worldwide. DDB is a wholly-owned subsidiary of Omnicom Group, Inc. (Omnicom), which is a guarantor of the DDB lease. Omnicom is one of the largest advertising and corporate communications companies in the world. Omnicom reported a net worth, as of December 31, 2002, of approximately $2.57 billion.

The DDB lease is a net lease which commenced in July 1997 and expires in June 2018. The current annual base rent payable under the DDB lease is approximately $4.3 million. DDB has the right, at its option, to extend the initial term of its lease for one additional five-year period at the then-current market rental rate. DDB also has an option and a right of first offer to lease space on the 34th floor in the Aon Center Chicago Building. In addition, the DDB lease provides DDB with the right to reduce its leased space by between 10,000 and 50,000 square feet if DDB experiences reduced advertising account revenue.

Approximately 126,735 rentable square feet of the Aon Center Chicago Building (4.9%) is leased to Daniel J. Edelman, Inc. (Edelman), the parent company of Edelman Public Relations Worldwide. Edelman Public Relations Worldwide is a large privately held public relations firm with 38 offices worldwide and has its corporate headquarters in the Aon Center Chicago Building.

The Edelman lease is a net lease which commenced in March 1995 and expires in February 2010. The current annual base rent payable under the Edelman lease is approximately $1.9 million. Edelman has the right, at its option, to extend the initial term of its lease for two additional five-year periods at 95% of the then-current market rental rate. Edelman also has a right of third offer to lease additional space on the 78th floor of the Aon Center Chicago Building.

Approximately 121,788 rentable square feet of the Aon Center Chicago Building (4.7%) is leased to PricewaterhouseCoopers (PwC), an accounting services firm with offices in approximately 142 countries worldwide. PwC’s five main business units include Audit, Assurance and Business Advisory Services; Business Process Outsourcing; Corporate Finance and Recovery Services; Human Resource Services; and Global Tax Services.

The PwC lease is a net lease which commenced in January 1994 and expires in December 2003. The current annual base rent payable under the PwC lease is approximately $1.7 million. PwC currently subleases its entire leased premises to Deloitte and Touche USA LLP (Deloitte), a professional services organization which provides assurance and advisory, tax, and consulting services in over 140 countries worldwide.

Deloitte’s sublease expires in December 2003 at the same time as the expiration of the PwC lease. Deloitte has entered into a new net lease for 134,966 rentable square feet, which commences on the earlier of (1) the termination of the PwC lease, or (2) January 1, 2004, and expires in June 2005. The initial annual base rent payable under the Deloitte lease will be approximately $3.9 million. Deloitte has the right, at its option, to extend the initial term of its lease for two additional five-year periods at the then-current market rental rate.

Approximately 119,215 rentable square feet of the Aon Center Chicago Building (4.6%) is leased to Jones Lang LaSalle Americas, Inc. (Jones Lang), which has its corporate headquarters in the Aon Center Chicago Building. Jones Lang is a real estate services and investment company with offices in approximately 34 countries worldwide. Jones Lang’s operations include space acquisition and disposition, facilities and property management, project and development management services, leasing, buying and selling properties, consulting and capital markets expertise. Jones Lang reported a net worth, as of December 31, 2002, of approximately $367 million.

The Jones Lang lease is a net lease which commenced in March 1996 and expires in February 2006. The current annual base rent payable under the Jones Lang lease is approximately $1.4 million. Jones Lang has the right, at its option, to extend the initial term of its lease for two additional five-year periods at the then-current market rental rate. Jones Lang also has a right of first offer to lease additional space on the 42nd floor of the Aon Center Chicago Building.

Wells Management will be paid management and leasing fees in the amount of up to 4.5% of gross revenues from the Aon Center Chicago Building, subject to certain limitations. REIT—Chicago Center has entered into a five-year management agreement with Brea Property Management of Illinois, LLC (Brea) pursuant to which Brea will serve as the on-site property manager for the Aon Center Chicago Building.

Brea will be paid management fees out of or credited against the fees payable to Wells Management. Brea is not in any way affiliated with the Wells REIT, REIT—Chicago Center, Wells OP or our advisor.

GMAC Detroit Building

On May 9, 2003, Wells OP purchased a three-story office building containing approximately 119,122 rentable square feet located at 900 Squirrel Road in Auburn Hills, Michigan (GMAC Detroit Building) for a purchase price of approximately $17.8 million, from KDC-SW, Auburn Hills 1, L.P., a Texas limited partnership (KDC-SW). KDC-SW is not in any way affiliated with the Wells REIT, Wells OP or our advisor. KDC-SW is an affiliate of the sellers of the Federal Express Colorado Springs Building, the EDS Des Moines Building, and the Intuit Dallas Building, which were purchased by Wells OP in September 2002.

The GMAC Detroit Building was built in 2001 and is located on an approximately 7.3-acre tract of land in Auburn Hills, Michigan, 30 miles north of downtown Detroit. The GMAC Detroit Building is leased to General Motors Acceptance Corp and Delmia Corp. Approximately 16,182 rentable square feet (13.6%) of the GMAC Detroit Building is vacant. Wells OP entered into an earn-out agreement with the seller at closing, pursuant to which Wells OP is required to pay the seller certain amounts for each new lease executed before November 8, 2004 for any portion of the currently vacant space.

Approximately 60,034 rentable square feet of the GMAC Detroit Building (50.4%) is leased to General Motors Acceptance Corp (GMAC), a wholly-owned subsidiary of General Motors Corporation (GM). GMAC provides financing, mortgage and insurance services directly and through its subsidiaries to consumers and businesses on a global basis. GMAC reported a net worth, as of December 31, 2002, of approximately $17.8 billion.

The GMAC lease commenced in January 2002 and expires in March 2007. The current annual base rent payable under the GMAC lease is approximately $1.4 million. GMAC has the right, at its option, to extend the initial term of its lease for two additional five-year periods at 95% of the then-current market rental rate. Under the GMAC lease, Wells OP, as the landlord, is responsible for maintaining and repairing the structural portions and mechanical systems of the GMAC Detroit Building and for paying operating expenses and maintenance costs relating to the GMAC Detroit Building, subject to reimbursement obligations described below. Beginning in the lease year after 95% of the GMAC Detroit Building is occupied, GMAC will be responsible for its pro rata share of increases in operating and maintenance costs which exceed the expenses incurred by Wells OP in the first lease year in which 95% of the GMAC Detroit Building is occupied.

Approximately 42,906 rentable square feet of the GMAC Detroit Building (36.0%) is leased to Delmia Corp. (Delmia). Delmia designs digital manufacturing software products for process planning, detailing, verification and simulation of digital factories. Delmia, which has its corporate headquarters in the GMAC Detroit Building, is a subsidiary of Dassault Systemes, S.A. (Dassault), a French corporation. Dassault, which is a guarantor of the Delmia lease, provides product lifecycle management software using three-dimensional digital technology. Dassault reported a net worth, as of December 31, 2002, of approximately $735 million.

The Delmia lease commenced in January 2003 and expires in July 2013. The initial annual base rent payable under the Delmia lease is approximately $0.9 million. Delmia has the right, at its option, to extend the initial term of its lease for two additional five-year periods at 95% of the then-current market rental rate. Delmia also has a right of first refusal to lease additional available space in the GMAC Detroit Building during the first 2 years of the Delmia lease and a right of first offer on available space for the remainder of the Delmia lease. Delmia, at its option, may terminate the Delmia lease at the end of the 66th month by paying a termination fee of approximately $1 million plus other costs and commissions. Under the Delmia lease, Wells OP, as the landlord, is responsible for maintaining and repairing the structural portions and mechanical systems of the GMAC Detroit Building and for paying operating expenses and maintenance costs relating to the GMAC Detroit Building, subject to reimbursement obligations described below. Beginning in 2004, Delmia will be responsible for its pro rata share of increases in operating and maintenance costs which exceed the expenses incurred by Wells OP in 2003.

Wells Management will be paid management and leasing fees in the amount of up to 4.5% of gross revenues from the GMAC Detroit Building, subject to certain limitations. Wells OP has entered into an agreement with Trammell Crow Company (Trammell Crow) to serve as the on-site property manager for the GMAC Detroit Building. The property management fees payable to Trammel Crow will be paid out of or credited against the fees payable to Wells Management. Trammell Crow is not in any way affiliated with the Wells REIT, Wells OP or our advisor.

Status of the Nissan Building

In March 2003, the construction of the Nissan Building , a three-story approximately 268,290 rentable square foot office building in Irving, Texas, was substantially completed. The aggregate cost and expenses incurred by Wells OP with respect to the acquisition and construction of the Nissan Building totaled approximately $41.7 million, which is within the budgeted amount for the property. Nissan Motor Acceptance Corporation occupied the building under a net lease agreement commencing on April 1, 2003. The construction was financed through a loan that was paid off in March 2003, when the building was substantially completed.

Status of the AmeriCredit Phoenix Building

In April 2003, the construction of the AmeriCredit Phoenix Building, a three-story approximately 153,494 rentable square foot office building in Chandler, Arizona, was substantially completed. The aggregate cost and expenses incurred by Wells OP with respect to the acquisition and construction of the AmeriCredit Phoenix Building totaled approximately $25.6 million. The revised total cost, which reflects an increase of approximately $0.9 million from the budgeted amount for the property, is due to certain recently requested additional tenant improvements and requirements by the City of Chandler. AmeriCredit Financial Services, Inc. occupied the building under a net lease agreement commencing on April 15, 2003.

Status of the Kerr-McGee Building

As of May 15, 2003, Wells OP had expended approximately $11.0 million towards the construction of the four-story approximately 100,000 rentable square foot office building in Houston, Texas. The Kerr-McGee Building is approximately 65% complete and is currently expected to be completed in July 2003. We estimate that the aggregate cost and expenses to be incurred by Wells OP with respect to the acquisition and construction of the Kerr-McGee Building will total approximately $15.8 million, which is within the budgeted amount for the property.

Description of $500 Million Line of Credit

Wells OP established an unsecured secured line of credit in the amount of $500 million with Bank of America, N.A. (BOA) and a consortium of other financial institutions ($500 Million Line of Credit). This unsecured line of credit replaces the $110 million secured line of credit with BOA. The interest rate on the $500 Million Line of Credit is an annual variable rate equal to the London InterBank Offered Rate (LIBOR) for a 30-day period plus up to 1.625% or certain other alternative rates. Wells OP paid up-front commitment fees in an amount equal to approximately $2.3 million in connection with the $500 Million Line of Credit. In addition, Wells OP is required to pay a quarterly facility fee of .25% per annum on the entire amount of the $500 Million Line of Credit. As of May 15, 2003, the interest rate on the $500 Million Line of Credit was 4.4% per annum, and the outstanding principal balance on the $500 Million Line of Credit was $350 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Supplement No. 6 dated April 14, 2003 and should also be read in conjunction with our accompanying financial statements and notes thereto.

Forward Looking Statements

This supplement contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934, including discussion and analysis of our financial condition, anticipated capital expenditures required to complete certain projects, amounts of anticipated cash distributions to stockholders in the future and certain other matters. Readers of this supplement should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this supplement, which include changes in general economic conditions, changes in real estate conditions, construction costs which may exceed estimates, construction delays, increases in interest rates, lease-up risks, inability to obtain new tenants upon the expiration of existing leases, inability to invest in properties on a timely basis or in properties that will provide targeted rates of return and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

REIT Qualification

We have made an election under Section 856 of the Internal Revenue Code to be taxed as a REIT beginning with our taxable year ended December 31, 1998. As a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is lost. Such an event could materially, adversely affect our financial position and results of operations. However, management believes that we are organized and operate in a manner which will enable us to qualify for treatment as a REIT for federal income tax purposes during the year ending December 31, 2003. In addition, we intend to continue to operate to remain qualified as a REIT for federal income tax purposes.

Liquidity and Capital Resources

During the three months ended March 31, 2003, we received aggregate gross offering proceeds of $426.8 million from the sale of 42.7 million shares of our common stock. After incurring costs of $14.4 million in acquisition and advisory fees and acquisition expenses, $45.0 million in selling commissions and organization and offering expenses and common stock redemptions of $12.9 million pursuant to our share redemption program, we raised net offering proceeds of $354.5 million during the three months ended March 31, 2003.

During the three months ended March 31, 2002, we received aggregate gross offering proceeds of $255.7 million from the sale of 25.7 million shares of our common stock. After incurring costs of $8.9 million in acquisition and advisory fees and acquisition expenses, $27.1 million in selling commissions and organizational and offering expenses and common stock redemptions of $3.0 million pursuant to our share redemption program, we raised net offering proceeds of $216.7 million during the three months ended March 31, 2002.

The significant increase in capital resources available to us is due to significantly increased sales of our common stock during the first quarter of 2003. After payment of the costs described above associated with the sale of shares of common stock and acquisitions of properties, we have $108.6 million available for investment in real estate assets as of March 31, 2003.

As of March 31, 2003, we owned interests in 74 real estate properties either directly or through our interests in joint ventures located throughout the United States. Our real estate investment policies are to identify and invest in high-grade commercial office and industrial buildings located in densely populated metropolitan markets which are newly constructed, under construction or which have been previously constructed and have operating histories. However, we are not limited to such investments. We expect to continue to acquire commercial properties which meet our standards of quality in terms of the real estate and the creditworthiness of the tenants.

We have developed specific standards for determining creditworthiness of potential tenants of our properties in order to reduce the risk of tenant default. Although authorized to enter into leases with any type of tenant, we anticipate that a majority of our tenants will be large corporations or other entities which have a net worth in excess of $100 million or whose lease obligations are guaranteed by another corporation or entity with a net worth in excess of $100 million.

Creditworthy tenants of the type we target are becoming more and more highly valued in the marketplace and, accordingly, there is increased competition in acquiring properties with these creditworthy tenants. As a result, the purchase prices for such properties have increased with corresponding reductions in cap rates and returns on investment. In addition, changes in market conditions have caused us to add to our internal procedures for ensuring the creditworthiness of our tenants before entering into any commitment to buy a property. We continue to remain steadfast in our commitment to invest in quality properties that will produce quality income for our stockholders.

Dividends during the three months ended March 31, 2003, were $39.7 million compared to $17.6 million during the three months ended March 31, 2002. For each $10 share of our common stock, our board of directors declared dividends for the period December 16, 2002 through March 15, 2003, at an annualized percentage rate of return of 7.0% compared to an annualized percentage rate of return of 7.75% for the period December 16, 2001 through March 15, 2002. The reduction of the annualized percentage rate of return for the dividends resulted from the higher value placed on our type of properties and the additional time it now takes in the acquisition process for us to assess tenant creditworthiness and, therefore, invest proceeds in properties.

Our board of directors has declared dividends for the period March 16, 2003, through June 15, 2003, at an annualized percentage rate of return of 7.0%. Second quarter dividends are calculated on a daily record basis of $0.001902 (0.1902 cents) per day per share on the outstanding shares of our common stock payable to stockholders of record as shown on our books at the close of business on each day during the period commencing on March 16, 2003, and continuing on each day thereafter through and including June 15, 2003.

The payment of dividends in the future will generally be dependent upon the cash flows from operating the properties currently owned and acquired in future periods, our financial condition, amounts paid for properties acquired, the timing of property acquisitions, capital expenditure requirements and distribution requirements in order to maintain our REIT status under the Internal Revenue Code.

Subsequent to March 31, 2003, we obtained an additional variable rate unsecured line of credit in the amount of $500 million to provide us with increased flexibility for funding acquisitions at times when real estate investments are available at appropriate prices but sufficient offering proceeds to fund such acquisitions have not been raised.

Cash Flows From Operating Activities

Our net cash provided by operating activities was $38.7 million and $13.5 million for the three months ended March 31, 2003 and 2002, respectively. The increase in net cash provided by operating activities was due primarily to the net income generated by $1.4 billion of additional properties acquired during 2002 and $115.8 million of properties acquired during the three months ended March 31, 2003. We do not recognize in operations the full effect from the properties during the year of acquisition, as the operations of the properties are only included in operations from the date of acquisition. Operating cash flows are expected to increase as we acquire additional properties in future periods and as we obtain the benefit of a full quarter of operations for properties acquired during the three months ended March 31, 2003.

Cash Flows Used In Investing Activities

Our net cash used in investing activities was $151.9 million and $112.2 million for the three months ended March 31, 2003 and 2002, respectively. The increase in net cash used in investing activities was due primarily to greater investments in properties and the payment of the related deferred project costs resulting from raising a greater amount of offering proceeds. Our investments in real estate assets and intangible lease assets and payment of acquisition and advisory costs totaled $153.6 million and $113.5 million for the three months ended March 31, 2003 and 2002, respectively. The cash outflow from the investments in properties and the payment of deferred project costs were partially offset by distributions from joint ventures of $1.8 million and $1.7 million during the three months ended March 31, 2003, and 2002, respectively. The increase in distributions from joint ventures is primarily due to additional investment in joint ventures during the fourth quarter of 2002.

Cash Flows From Financing Activities

Our net cash provided by financing activities was $185.8 million and $210.1 million for the three months ended March 31, 2003 and 2002, respectively. The raising of additional capital increased to $426.8 million during the three months ended March 31, 2003, as compared to $255.7 million during the three months ended March 31, 2002. The amounts raised were partially offset by the payment of commissions and offering costs totaling $49.2 million and $27.9 million and redemptions of $13.0 million and $3.0 million during the three months ended March 31, 2003 and 2002, respectively.

Additionally, we obtained funds from debt financing arrangements totaling $5.2 million and $2.9 million and made debt repayments of $144.4 million and $0 during the three months ended March 31, 2003 and 2002, respectively, based on the availability and need of cash for investment in real estate assets during the period. Primarily as a result of the increased cash flow from operations, during the three months ended March 31, 2003 and 2002, we paid dividends of $39.7 million and $17.6 million, respectively.

Results of Operations

As of March 31, 2003, our 74 real estate properties were 98% leased. Our results of operations have changed significantly for the three months ended March 31, 2003, as compared to the three months ended March 31, 2002, generally as result of the acquisition of approximately $1.4 billion of real estate assets during the year ended December 31, 2002, and an additional $115.8 million of real estate assets acquired during the three months ended March 31, 2003. We expect that rental income, tenant reimbursements, depreciation expense, operating expenses, management and leasing fees and net income will each increase in future periods as a result of owning the assets acquired during the three months ended March 31, 2003, for an entire quarter and as a result of anticipated future acquisitions of real estate assets. Due to the average remaining terms of the long-term leases currently in place at our properties, management does not anticipate significant changes in near-term rental revenues from properties currently owned.

Rental income increased by $36.6 million, during the first quarter of 2003, from $16.7 million for the three months ended March 31, 2002, to $53.3 million for the three months ended March 31, 2003. Tenant reimbursements were $9.6 million and $4.4 million for the three months ended March 31, 2003 and 2002, respectively, for an increase of $5.2 million. The increases were primarily due to the rental income and tenant reimbursements for properties acquired subsequent to March 31, 2002, which totaled $35.0 million and $5.3 million, respectively, for the three months ended March 31, 2003. Revenues in future periods are expected to increase compared to historical periods as additional properties are acquired.

Our equity in income of joint ventures was $1.3 million and $1.2 million for the three months ended March 31, 2003 and 2002, respectively. Equity in income of joint ventures is not anticipated to change significantly in future periods unless we invest additional proceeds in future joint venture investments.

Depreciation expense for the three months ended March 31, 2003 and 2002, was $19.2 million and $5.7 million, respectively comprising approximately 36% and 34% of rental income for the respective three month periods. The change in the percentages between periods is generally due to a change in the applicable cost of the real estate assets compared to the revenues generated by the real estate assets. Depreciation expense relating to assets acquired after March 31, 2002, was $12.9 million. Depreciation expense is expected to increase in future periods as additional properties are acquired, however should remain consistent as a percentage of revenues unless the relationship between the cost of the assets and the revenues earned changes.

Property operating costs were $15.2 million and $5.0 million for the three months ended March 31, 2003 and 2002, respectively, representing approximately 24% of the sum of the rental income and tenant reimbursements for each three month period. Property operating costs for the properties acquired subsequent to March 31, 2002, were $9.1 million for the three months ended March 31, 2003. Property operating costs are expected to increase as more properties are acquired, but expenses should remain relatively consistent as a percentage of the sum of rental income and tenant reimbursements.

Management and leasing fees expenses were $2.3 million and $0.9 million for the three months ended March 31, 2003 and 2002, respectively, representing approximately 4% of the sum of the rental income and tenant reimbursements for each three month period. Management and leasing fees for properties acquired after March 31, 2002, were $1.3 million for the three months ended March 31, 2003. Management and leasing fees are expected to increase as additional properties are acquired but, as a percentage of the sum of rental income and tenant reimbursements, should remain relatively consistent with historical results.

General and administrative expenses increased from $0.5 million for the three months ended March 31, 2002, to $1.6 million for the three months ended March 31, 2003, representing approximately 2% of the total revenues for each three month period. General and administrative expenses are expected to increase in future periods as our assets continue to increase as additional properties are acquired, but are expected remain relatively constant as a percentage of total revenues.

Interest expense was $2.6 million and $0.6 million for the three months ended March 31, 2003 and 2002, respectively. Interest expense of $1.0 and $0.4 million for the three months ended March 31, 2003 and 2002, respectively, was attributable to interest on the bonds related to the Ingram Micro and ISS Buildings, which is offset by the interest income associated with the bonds, which results in no net impact on our operating results. The remaining $1.6 million and $0.2 million is due to the interest on our outstanding borrowings for each period. We had significantly more borrowings outstanding during the three months ended March 31, 2003, as compared to the three months ended March 31, 2002, resulting in a significant increase in the interest expense between the two periods. Interest expense in future periods will be dependent upon the amount of borrowings outstanding during those periods and current interest rates. Historical results may not be indicative of interest expense in future periods.

Earnings per share for the three months ended March 31, 2003, decreased to $0.10 per share compared to $0.11 per share for the three months ended March 31, 2002. This decrease is primarily a result of the higher cost of investments in real estate assets resulting in lower revenues and higher depreciation expense as a percentage of the cost of those assets, as described above.

Funds From Operations

Funds from Operations (FFO), as defined by the National Association of Real Estate Investment Trusts (NAREIT), generally means net income, computed in accordance with accounting principles generally accepted in the United States (GAAP) excluding extraordinary items (as defined by GAAP) and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures and subsidiaries. Management believes that FFO is helpful to investors as a measure of the performance of an equity REIT. However, our calculation of FFO, while consistent with NAREIT’s definition, may not be comparable to similarly titled measures presented by other REITs. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions.

The following table reflects the calculation of FFO for the three month periods ended March 31, 2003 and 2002:

	For the three months ended March 31,
	2003	2002
Funds from operations:
Net income	$24,364	$10,780
Add:
Depreciation of real estate assets	19,218	5,744
Amortization of deferred leasing costs	78	73
Depreciation and amortization—unconsolidated investments in joint ventures	785	706

Funds from operations (FFO)	$44,445	$17,303

Weighted average shares
Basic and diluted	233,247	95,130

In order to recognize revenues on a straight line basis over the terms of the respective leases, we recognized straight line rental revenue of $0.8 million and $1.0 million during the three months ended March 31, 2003 and 2002, respectively.

Amortization of the intangible lease assets and liabilities resulted in a net increase in rental revenue of $0.5 million for the three months ended March 31, 2003.

Inflation

The real estate market has not been affected significantly by inflation in the past three years due to the relatively low inflation rate. However, there are provisions in the majority of tenant leases, which would protect us from the impact of inflation. These provisions include reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied; thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of our audit committee. There have been no significant changes in the critical accounting policies, methodology, or assumptions in the current period.

Below is a discussion of the accounting policies that management considers to be critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Building	25 years
Building improvements	10-25 years
Land improvements	20-25 years
Tenant Improvements	Lease term

In the event that inappropriate useful lives or methods are used for depreciation, our net income would be misstated.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate assets, both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present which indicate that the carrying amounts of real estate assets may not be recoverable, we assess the recoverability of the real estate assets by determining whether the carrying value of the real estate assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we adjust the real estate assets to the fair value and recognize an impairment loss. We have determined that there has been no impairment in the carrying value of real estate assets held by us and any unconsolidated joint ventures at March 31, 2003.

Projections of expected future cash flows requires us to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of the property’s future cash flows and fair value and could result in the overstatement of the carrying value of our real estate assets and net income.

Intangible Lease Asset/Liability

We determine whether an intangible asset or liability related to above or below market leases was acquired as part of the acquisition of the real estate assets. The intangible assets and liabilities are recorded at their estimated fair market values at the date of acquisition and amortized over the remaining term of the respective lease to rental income.

The determination of the estimated fair values of the intangible lease asset or liability requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount rates and other variables. If inappropriate estimates with regard to these variables are used, misclassification of assets or liabilities and incorrect calculation of depreciation amounts would occur, which would misstate our net income.

Commitments and Contingencies

Take Out Purchase and Escrow Agreement

Wells Capital, Inc., our advisor, and its affiliates have developed a program (Wells Section 1031 Program) involving the acquisition by a subsidiary of Wells Management Company (Wells Exchange) of income-producing commercial properties and the formation of a series of single member limited liability companies for the purpose of facilitating the resale of co-tenancy interests in such real estate properties to be owned in co-tenancy arrangements with persons (1031 Participants) who are seeking to invest the proceeds from a sale of real estate held for investment in another real estate investment for purposes of qualifying for like-kind exchange treatment under Section 1031 of the Internal Revenue Code. The acquisition of each of the properties acquired by Wells Exchange will be financed by a combination of permanent first mortgage financing and interim loan financing obtained from institutional lenders.

Following the acquisition of each property, Wells Exchange will attempt to sell co-tenancy interests to 1031 Participants, the proceeds of which will be used to repay a prorata portion of the interim financing. In consideration for the payment of a take out fee to us and following approval of the potential property acquisition by our board of directors, it is anticipated that we will enter into a take out purchase and escrow agreement or similar contract providing that, if Wells Exchange is unable to sell all of the co-tenancy interests in that particular property to 1031 Participants, we will purchase, at Wells Exchange’s cost, any co-tenancy interests remaining unsold at the end of the offering period.

In consideration for the payment of a take out fee in the amount of approximately $0.2 million, on December 31, 2002, Wells OP entered into a take out purchase and escrow agreement providing, among other things, that we would be obligated to acquire, at Wells Exchange’s cost ($0.4 million in cash plus $0.4 million of assumed debt for each 2.9994% interest of co-tenancy interest unsold), any unsold co-tenancy interests in two buildings known as Meadow Brook Corporate Park located in Birmingham, Alabama, which remain unsold at the expiration of the offering of Wells Exchange on September 30, 2003.

Our obligations under the take out purchase and escrow agreement are secured by reserving against our existing line of credit with Bank of America, N.A. (Interim Lender). If, for any reason, we fail to acquire any of the co-tenancy interests in Meadow Brook Corporate Park which remain unsold as of September 30, 2003, or there is otherwise an uncured default under the interim loan or the line of credit documents, the Interim Lender is authorized to draw down our line of credit in the amount necessary to pay the outstanding balance of the interim loan in full, in which event the appropriate amount of co-tenancy interest in Meadow Brook Corporate Park would be deeded to us. Our maximum economic exposure in the transaction was initially $14.0 million in cash plus assumption of the first mortgage financing in the amount of $13.9 million. As of March 31, 2003, due to the number of co-tenancy interests sold in Meadow Brook Corporate Park through such date, our maximum exposure has been reduced to $6.7 million in cash plus the assumption of the first mortgage financing in the amount of $6.7 million.

Letters of Credit

At March 31, 2003, we had three unused letters of credit totaling approximately $19.7 million outstanding from financial institutions, consisting of letters of credit of approximately $14.5 million, $4.8 million and $0.4 million with expiration dates of February 28, 2004; August 12, 2003; and February 2, 2004, respectively. These amounts are not recorded in the accompanying consolidated balance sheet as of March 31, 2003. These letters of credit were required by three unrelated parties to ensure completion of our obligations under certain earn-out and construction agreements. We do not anticipate a need to draw on these letters of credit.

Properties Under Contract

At March 31, 2003, we have a contract to acquire a third building at our ISS Atlanta Buildings development upon completion of construction (expected in June 2003) for a fixed purchase price of $10.0 million.

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, we may be obligated to expend certain amounts of capital to expand an existing property, construct on adjacent property or provide other expenditures for the benefit of the tenant, in favor of additional rental revenue. At March 31, 2003, tenants have exercised no such options.

Properties Under Construction

As of March 31, 2003, we have executed construction agreements with unrelated third parties for the purpose of constructing two buildings. The table below details the status of the properties under construction as of March 31, 2003:

Property	Total Projected Cost	Construction Costs to Date	Expected Future Costs	Expected Completion Date	Primary Source of Funds
Kerr-McGee	$15.8 million	$9.7 million	$6.1 million	July 2003	Debt
AmeriCredit—Phoenix	$24.7 million	$18.9 million	$5.8 million	April 2003	Investor Proceeds

Earn-out Agreements

As part of the acquisition of the IRS Building, we entered into an agreement to pay the seller an additional $14.5 million if we or the seller locates a suitable tenant and leases the vacant space of the building within 18 months after the date of acquisition of the property, or March 2004. If the space is not leased within this time, we are released from any obligation to pay this additional purchase consideration. The 26% of the building that was unleased at the time of acquisition remains unleased at March 31, 2003.

In connection with the acquisition of East Point I and II Buildings, we entered into an earn-out agreement whereby we are required to pay the seller certain amounts for each new, fully executed lease after the date of acquisition of the property but on or before March 31, 2004. Payments shall be the anticipated first year’s annual rent less operating expenses with the sum divided by 0.105 and the result reduced by tenant improvement costs related to the space.

Leasehold Property Obligations

The ASML, Motorola Tempe, Avnet, and Bellsouth Ft. Lauderdale Buildings are subject to certain ground leases with expiration dates of 2082, 2082, 2083 and 2049, respectively.

Pending Litigation

In the normal course of business, we may become subject to litigation or claims. In November 2002, we contracted to purchase an office building located in Ramsey County, Minnesota, from Shoreview Associates LLC (Shoreview), who filed a lawsuit against us in Minnesota state court alleging that Shoreview was entitled to the $0.8 million in earnest money that we had deposited under the contract. We have filed a counterclaim in the case asserting that we are entitled to the $0.8 million earnest money deposit. Procedurally, we had the case transferred to U.S. District Court in Minnesota, and Shoreview has moved to transfer the case back to state court. The dispute currently remains in litigation. After consultation with legal counsel, we do not believe that a reserve for a loss contingency is necessary.

Related Party Transactions and Agreements

We have entered into agreements with our advisor and its affiliates, whereby we pay certain fees or reimbursements to our advisor or its affiliates for acquisition and advisory fees and expenses, organization and offering costs, sales commissions dealer manager fees, property management and leasing fees and reimbursement of operating costs. See Note 5 to our consolidated financial statements included in this report for a discussion of the various related party transactions, agreements and fees.

Conflicts of Interest

Our advisor is also a general partner in and advisor to various Wells Real Estate Funds. As such, there are conflicts of interest where our advisor, while serving in the capacity as general partner for Wells Real Estate Funds, may be in competition with us in connection with property acquisitions or for tenants in similar geographic markets.

Subsequent Events

Sale of shares of our Common Stock

From April 1, 2003 through May 15, 2003, we raised approximately $271.6 million through the issuance of approximately 27.2 million shares of our common stock.

Property Acquisitions

On April 30, 2003, we purchased the Citicorp Englewood Cliffs, NJ Building, a three-story office building containing approximately 410,000 rentable square feet located in Englewood Cliffs, New Jersey, for a purchase price of $70.5 million, excluding closing costs and acquisition and advisory fees and expenses paid to our advisor. The building is leased entirely to Citicorp North America, Inc., a wholly-owned subsidiary of Citicorp, Inc.

On May 1, 2003, we purchased the US Bancorp Minneapolis Building, a 32-story office building containing approximately 929,694 rentable square feet located in Minneapolis, Minnesota, for a purchase price of $174 million, excluding closing costs and acquisition and advisory fees and expenses paid to our advisor. The building is approximately 99% leased under leases to various tenants with varying terms, including US Bancorp Piper Jaffray Companies, Inc. which leases approximately 77% of the building.

On May 9, 2003, we purchased the Aon Center Chicago Building, an 83-story office building containing approximately 2.6 million rentable square feet located in Chicago, Illinois, for a purchase price of $465.2 million, excluding closing costs and acquisition and advisory fees and expenses paid to our advisor. The building is approximately 92% leased under leases to various tenants with varying lease terms, including BP Corporation North America, Inc, DDB & Needham Chicago, Inc. and Kirkland & Ellis, which collectively lease approximately 54% of the building.

On May 9, 2003, we acquired the GMAC Detroit Building, a three-story office building containing approximately 119,122 square feet located in Auburn Hills, Michigan, for a purchase price of approximately $17.8 million, excluding closing costs and acquisition and advisory fees and expenses paid to our advisor. The building is approximately 86% leased to the GMAC Corporation and Delmia Corporation. For the remaining approximately 14% unleased portion of the building, we are required to pay the seller certain amounts for each new, fully executed lease entered into after the date of acquisition of the building but on or before November 8, 2004. Payments are calculated by dividing the sum of the anticipated first year’s annual rent less operating expenses by 0.095 and the result reduced by tenant improvement costs related to the space.

Line of Credit

On April 23, 2003, we entered into the $500 Million Line of Credit, an unsecured revolving credit facility with a consortium of banks, including Bank of America, N.A. (BOA). The agreement expires in April 2005 and replaced the $110 million line of credit with BOA. We paid up-front commitment fees totaling $2.3 million to the lenders based on each financial institution’s relative commitment level. The agreement contains alternative borrowing arrangements that provide for interest costs based on LIBOR plus up to 1.625% or certain other alternative rates. Additionally, we are required to pay a quarterly facility fee of .25% per annum on the entire amount of this credit facility.

Financial Statements

Audited Financial Statements

The statements of revenues over certain operating expenses of the US Bancorp Minneapolis Building and the Aon Chicago Center Building for the year ended December 31, 2002, which are included in this supplement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Unaudited Financial Statements

The financial statements of the Wells REIT, as of March 31, 2003, and for the three month period ended March 31, 2003, which are included in this supplement, have not been audited.

The statements of revenues over certain operating expenses of the Aon Chicago Center Building for the three months ended March 31, 2003, which are included in this supplement, have not been audited.

The pro forma balance sheet of the Wells REIT, as of March 31, 2003, the pro forma statement of income for the year ended December 31, 2002, and the pro forma statement of income for the three months ended March 31, 2003, which are included in this supplement, have not been audited.

INDEX TO FINANCIAL STATEMENTS

Page
Wells Real Estate Investment Trust, Inc. and Subsidiaries

Unaudited Financial Statements

Consolidated Balance Sheets as of March 31, 2003 (unaudited) and December 31, 2002	21

Consolidated Statements of Income for the three months ended March 31, 2003 and March 31, 2002 (unaudited)	22

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2002 and for the three months ended March 31, 2003 (unaudited)	23

Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and March 31, 2002 (unaudited)	24

Condensed Notes to Consolidated Financial Statements March 31, 2003 (unaudited)	25

US Bancorp Minneapolis Building

Report of Independent Auditors	35

Statement of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited)	36

Notes to Statement of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited)	37

Aon Center Chicago Building

Report of Independent Auditors	39

Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited) and for the three months ended March 31, 2003 (unaudited)	40

Notes to Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited) and for the three months ended March 31, 2003 (unaudited)	41

Wells Real Estate Investment Trust, Inc. and Subsidiaries

Unaudited Pro Forma Financial Statements

Summary of Unaudited Pro Forma Financial Statements	43

Pro Forma Balance Sheet as of March 31, 2003 (unaudited)	44

Pro Forma Statement of Income for the year ended December 31, 2002 (unaudited)	46

Pro Forma Statement of Income for the three months ended March 31, 2003 (unaudited)	47

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	March 31, 2003	December 31, 2002
	(unaudited)
Assets:

Real estate assets, at cost:
Land	$291,140	$279,185
Building and improvements, less accumulated depreciation of $82,812 at March 31, 2003, and $63,594 at December 31, 2002	1,811,220	1,683,036
Construction in progress	24,102	42,746

Total real estate assets	2,126,462	2,004,967
Investments in joint ventures	83,286	83,915
Cash and cash equivalents	118,030	45,464
Rents receivable	19,928	19,321
Deferred project costs	5,124	1,494
Due from affiliates	2,167	1,961
Prepaid expenses and other assets, net	5,997	4,407
Deferred lease acquisition costs, net	1,561	1,638
Intangible lease assets	14,147	12,060
Investment in bonds	54,500	54,500

Total assets	$2,431,202	$2,229,727

Liabilities, Minority Interest and Shareholders’ Equity:

Borrowings	$108,986	$248,195
Obligations under capital leases	54,500	54,500
Intangible lease liabilities	32,033	32,697
Accounts payable and accrued expenses	23,131	24,580
Due to affiliates	5,292	15,975
Dividends payable	7,252	6,046
Deferred rental income	11,164	11,584

Total liabilities	242,358	393,577

Minority interest of unit holder in operating partnership	200	200

Commitments and Contingencies	—	—

Shareholders’ Equity:
Common shares, $.01 par value; 750,000,000 shares authorized, 260,469,726 shares issued and 257,083,636 outstanding at March 31, 2003, and 750,000,000 shares authorized, 217,790,874 shares issued and 215,699,717 shares outstanding at December 31, 2002	2,605	2,178
Additional paid-in capital	2,310,731	1,929,381
Cumulative distributions in excess of earnings	(90,802)	(74,310)
Treasury stock, at cost, 3,386,090 shares at March 31, 2003 and 2,091,157 shares at December 31, 2002	(33,860)	(20,912)
Other comprehensive loss	(30)	(387)

Total shareholders’ equity	2,188,644	1,835,950

Total liabilities, minority interest and shareholders’ equity	$2,431,202	$2,229,727

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(in thousands, except per share amounts)

	Three Months Ended March 31,
	2003	2002
Revenues:
Rental income	$53,343	$16,738
Tenant reimbursements	9,601	4,415
Equity in income of joint ventures	1,261	1,207
Interest income and other income	1,154	1,248

	65,359	23,608

Expenses:
Depreciation	19,218	5,744
Property operating costs	15,220	5,040
Management and leasing fees	2,333	900
General and administrative	1,576	529
Interest expense	2,648	615

	40,995	12,828

Net income	$24,364	$10,780

Earnings per share
Basic and diluted	$0.10	$0.11

Weighted average shares outstanding
Basic and diluted	233,247	94,845

Dividends declared per share	$0.18	$0.19

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

AND FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)

(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Retained Earnings	Treasury Stock		Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount				Shares	Amount
Balance, December 31, 2001	83,761	$838	$738,236	$(24,181)	$—	(555)	$(5,550)	—	$709,343

Issuance of common stock	134,030	1,340	1,338,953	—	—	—	—	—	1,340,293
Treasury stock purchased	—	—	—	—	—	(1,536)	(15,362)	—	(15,362)
Dividends ($0.76 per share)	—	—	—	(50,129)	(59,854)	—	—	—	(109,983)
Sales commissions and dealer manager fees	—	—	(127,332)	—	—	—	—	—	(127,332)
Other offering costs	—	—	(20,476)	—	—	—	—	—	(20,476)
Components of comprehensive income:
Net income	—	—	—	—	59,854	—	—	—	59,854
Change in value of interest rate swap	—	—	—	—	—	—	—	(387)	(387)

Comprehensive income									59,467

Balance, December 31, 2002	217,791	2,178	1,929,381	(74,310)	—	(2,091)	(20,912)	(387)	1,835,950

Issuance of common stock	42,679	427	426,362	—	—	—	—	—	426,789
Treasury stock purchased	—	—	—	—	—	(1,295)	(12,948)	—	(12,948)
Dividends ($0.18 per share)	—	—	—	(16,492)	(24,364)	—	—	—	(40,856)
Sales commissions and dealer manager fees	—	—	(40,221)	—	—	—	—	—	(40,221)
Other offering costs	—	—	(4,791)	—	—	—	—	—	(4,791)
Components of comprehensive income:
Net income	—	—	—	—	24,364	—	—	—	24,364
Change in value of interest rate swap	—	—	—	—	—	—	—	357	357

Comprehensive income									24,721

Balance, March 31, 2003	260,470	$2,605	$2,310,731	$(90,802)	—	(3,386)	$(33,860)	$(30)	$2,188,644

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Three Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Net income	$24,364	$10,780
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of joint ventures	(1,261)	(1,207)
Depreciation	19,218	5,744
Amortization of deferred financing costs	415	175
Amortization of intangible lease assets/liabilities	(485)	—
Amortization of deferred lease acquisition costs	78	73
Changes in assets and liabilities:
Rents receivable	(607)	(1,694)
Due from affiliates	—	(13)
Deferred rental income	(420)	906
Accounts payable and accrued expenses	(1,449)	(157)
Prepaid expenses and other assets, net	(1,140)	(1,092)
Due to affiliates	(21)	(1)

Net cash provided by operating activities	38,692	13,514

Cash flows from investing activities:
Investment in real estate assets	(129,981)	(104,052)
Contributions to joint ventures	(78)	—
Investment in intangible lease assets	(2,651)	—
Deferred project costs paid	(20,966)	(9,461)
Distributions received from joint ventures	1,786	1,691
Deferred lease acquisition costs paid	—	(400)

Net cash used in investing activities	(151,890)	(112,222)

Cash flows from financing activities:
Proceeds from borrowings	5,151	2,947
Repayment of borrowings	(144,360)	—
Dividends paid to shareholders	(39,650)	(17,556)
Issuance of common stock	426,789	255,703
Treasury stock purchased	(12,952)	(3,042)
Sales commissions and dealer manager fees paid	(40,221)	(24,580)
Other offering costs paid	(8,993)	(3,327)

Net cash provided by financing activities	185,764	210,145

Net increase in cash and cash equivalents	72,566	111,437

Cash and cash equivalents, beginning of year	45,464	75,586

Cash and cash equivalents, end of period	$118,030	$187,023

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(UNAUDITED)

1.    Organization

General

Wells Real Estate Investment Trust, Inc. (the “Company”) is a Maryland corporation that qualifies as a real estate investment trust (“REIT”). The Company was incorporated in 1997 and commenced operations on June 5, 1998.

The Company engages in the acquisition and ownership of commercial real estate properties throughout the United States, including properties which are under construction, are newly constructed or have operating histories. At March 31, 2003, the Company has invested in commercial office and industrial real estate assets, either directly or through joint ventures with real estate limited partnership programs sponsored by Wells Capital, Inc. (the “Advisor”) or its affiliates.

The Company’s business is conducted through Wells Operating Partnership, L.P. (“Wells OP”), a Delaware limited partnership, and its subsidiaries, and Wells REIT-Independence Square, LLC (“Wells REIT-Independence”), a single member Georgia limited liability company. Wells OP was formed to acquire, develop, own, lease and operate properties on behalf of the Company, directly, through wholly-owned subsidiaries or through joint ventures. Wells REIT-Independence was formed to acquire the NASA building located in Washington, D.C. The Company is the sole general partner in Wells OP and the sole member of Wells REIT-Independence and possesses full legal control and authority over the operations of Wells OP and Wells REIT-Independence. Wells OP, and its subsidiaries, and Wells REIT-Independence comprise the Company’s subsidiaries.

Four offerings of the Company’s stock have been initiated as follows:

Offering #	Date Commenced	Termination Date	Gross Proceeds	Shares Issued
1	January 30, 1998	December 19, 1999	$ 132.2 million	13.2 million
2	December 20, 1999	December 19, 2000	$ 175.2 million	17.5 million
3	December 20, 2000	July 26, 2002	$ 1,283.0 million	128.3 million
4	July 26, 2002	Offering will terminate on or before July 25, 2004	$ 1,014.3 million (through March 31, 2003)	101.5 million (through March 31, 2003)
Total as of March 31, 2003			$ 2,604.7 million	260.5 million

After incurring costs from all offerings of $90.0 million in acquisition and advisory fees and expenses, $246.6 million in selling commissions, $44.8 million in organization and offering expenses to the Advisor, investment in real estate assets and joint ventures of $2,080.8 million and common stock redemptions pursuant to the Company’s share redemption program of $33.9 million, the Company was holding net offering proceeds of approximately $108.6 million available for investment in properties at March 31, 2003.

The Company’s stock is not listed on a national exchange. However, the Company’s Articles of Incorporation currently require if the Company’s stock is not listed on a national exchange by January 30, 2008, the Company must begin the process of liquidating its investments and distributing the resulting proceeds to the shareholders. The Company’s Articles of Incorporation can only be amended by a proxy vote of the Company’s shareholders.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with instructions to Form 10-Q and Article 10 of Regulation S-X and do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. Independent auditors have not examined these quarterly statements, but in the opinion of management, the statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for such periods. Results for interim periods are not necessarily indicative of full year results. For further information, refer to the financial statements and footnotes included in the Company’s Form 10-K for the year ended December 31, 2002.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and has operated as such beginning with its taxable year ended December 31, 1998. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to shareholders. As a REIT, the Company generally will not be subject to federal income tax on taxable income that it distributes to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income for four years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to shareholders. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT and intends to continue to operate in the foreseeable future in such a manner that the Company will remain qualified as a REIT for federal income tax purposes. No provision for federal income taxes has been made in the accompanying consolidated financial statements, as the Company made distributions in excess of its taxable income for the periods presented.

Recent Pronouncements

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 141 “Business Combinations,” and Statement of Financial Accounting Standards No. 142 “Goodwill and Intangibles.” These standards govern business combinations, asset acquisitions and the accounting for acquired intangibles. The Company determines whether an intangible asset or liability related to above or below market leases was acquired as part of the acquisition of real estate assets. The resulting intangible lease assets and liabilities are recorded at their estimated fair market values at the date of acquisition and amortized over the remaining term of the respective lease to rental income. Amortization of the intangible lease assets and liabilities resulted in a net increase in rental revenue of $0.5 million for the three months ended March 1, 2003.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements,” relating to consolidation of certain entities. FIN 46 requires the identification of the Company’s participation in variable interest entities (“VIEs”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. For entities identified as VIEs, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 also sets forth certain disclosures regarding interests in VIEs that are deemed significant, even if consolidation is not required. As the Company’s joint ventures do not fall under the definition of VIEs provided above, we do not believe that the adoption of FIN 46 will result in the consolidation of any previously unconsolidated entities.

2.	Real Estate Assets

Significant Events

During the three months ended March 31, 2003, the Company acquired ownership interests in two properties for a total purchase price of $115.8 million, exclusive of related closing costs and acquisition and advisory fees paid to the Advisor as described below.

East Point I & II Buildings

On January 9, 2003, the Company purchased two three-story office buildings containing approximately 187,735 aggregate rentable square feet located in Mayfield Heights, Ohio, for a purchase price of $22.0 million. Progressive Casualty Insurance; Austin, Danaher Power Solutions; and Moreland Management Company occupy approximately 92% of the rentable square feet in the two buildings. The remaining approximately 8% of the rentable square feet is vacant. At closing, the Company entered into an earn-out agreement with the seller with regard to the vacant space that requires the Company to pay the seller certain amounts for each new, fully-executed lease after the date of acquisition but on or before March 31, 2004, relating to the vacant space. Payments are calculated by dividing the anticipated first year’s annual rent less operating expenses 0.105, with the result being reduced by tenant improvement costs related to the space.

150 West Jefferson Detroit Building

On March 31, 2003, the Company purchased a 25-story office building containing approximately 505,417 rentable square feet located at 150 West Jefferson Avenue, downtown Detroit, Michigan, for a purchase price of $93.8 million. The building is 99% occupied under leases to various tenants with varying lease terms, including Miller, Canfield, Paddock, & Stone; Butzel Long PC; and MCN Energy Group, Inc., which collectively occupy approximately 62% of the building.

Nissan Building

In March 2003, the Company substantially completed the construction of the Nissan Building located in Dallas, Texas, and transferred total construction costs for the project from construction in progress to building and improvements. Nissan Motor Acceptance Corporation will occupy the building under a lease commencing on April 1, 2003. The construction was financed through a loan that was paid off in March 2003, when the building was substantially complete.

3.	Investment in Joint Ventures

The information below summarizes the operations of the seven unconsolidated joint ventures that the Company, through Wells OP, had ownership interests as of March 31, 2003.

CONDENSED COMBINED STATEMENTS OF INCOME

	Three Months Ended March 31,
	2003	2002
	(000s)	(000s)
Revenues:
Rental income	$5,284	$4,728
Tenant reimbursements	470	641
Other income	8	13

Total revenues	5,762	5,382

Expenses:
Depreciation	1,768	1,604
Operating expenses	966	831
Management and leasing fees	329	262

Total expenses	3,063	2,697

Net income	$2,699	$2,685

Net income allocated to the Company	$1,261	$1,207

4.	Borrowings

The Company has financed certain investments, acquisitions and developments through various borrowings as described below. On March 31, 2003, and December 31, 2002, the Company had the following amounts outstanding:

Facility	March 31, 2003	December 31, 2002
	(000s)	(000s)
$110 million Bank of America Line of Credit; accruing interest at LIBOR plus 175 basis points (3.05% at March 31, 2003); requiring interest payments monthly with principal due at maturity (May 11, 2004); collateralized by the Videojet Technologies Chicago Building, the AT&T Pennsylvania Building, the Matsushita Building, the Metris Minnesota Building, the Motorola Plainfield Building and the Delphi Building	$—	$58,000

$98.1 million SouthTrust Bank Line of Credit; accruing interest at LIBOR plus 175 basis points (3.05 % at March 31, 2003); requiring interest payments monthly and principal due at maturity (June 10, 2003); collateralized by the Novartis Building, the Cinemark Building, the Dial Building, the ASML Building, the Alstom Power Richmond Building, the Avnet Building, the Agilent Atlanta Building and the Eisenhower Boulevard Building (formerly the PwC Building)	—	61,399

$90 million note payable to Landesbank Schleswig-Hostein Gironzentrale, Kiel; accruing interest at LIBOR plus 115 basis points; currently locked at 2.53% through July 2, 2003 (2.53% at March 31, 2003); requiring interest payments monthly, with principal due at maturity (December 20, 2006); collateralized by the Nestle Building	90,000	90,000

$34.2 million construction loan payable to Bank of America; accruing interest at LIBOR plus 200 basis points; requiring interest payments monthly and principal due at maturity (July 30, 2003); collateralized by the Nissan Building(1)	—	23,149

$13.7 million construction loan payable to Bank of America; accruing interest at LIBOR plus 200 basis points (3.30% at March 31, 2003); requiring interest payments monthly, with principal due at maturity (January 29, 2004); collateralized by the Kerr-McGee Property(2)	7,435	4,038

$8.8 million note payable to Prudential; accruing interest at 8%; requiring interest and principal payments monthly with any unamortized principal due at maturity (December 15, 2003); collateralized by the BMG Buildings	8,651	8,709

Facility	March 31, 2003	December 31, 2002
	(000s)	(000s)
$2.9 million note payable to Prudential; accruing interest at 8.5%; requiring interest payments monthly with principal due at maturity (December 15, 2003); collateralized by the BMG Buildings	2,900	2,900

Total borrowings	$108,986	$248,195

(1)	The Company repaid this loan in March 2003, upon substantial completion of the construction of the property. At that time, the Company terminated the interest rate swap at a cost of $0.3 million, which was reclassified from other comprehensive income to interest expense.
(2)	The Company has entered into an interest rate swap for this construction loan. The swap has the effect of fixing the interest rate at 4.27% through July 15, 2003.

5.	Related-Party Transactions

Advisory Agreement

The Company has entered into an Advisory Agreement with the Advisor, which entitles the Advisor to specified fees upon the completion of certain services with regard to the offering of shares to the public and investment of funds in real estate projects. The current Advisory Agreement dated January 30, 2002, has been temporarily extended by the board of directors until May 19, 2003.

Under the terms of the agreement, the Advisor receives the following fees and reimbursements:

•	Acquisition and advisory fees and expenses of 3.5% of gross offering proceeds, subject to certain limitations;

•	Reimbursement of organization and offering costs paid on behalf of the Company, not to exceed 3% of gross offering proceeds;

•	Disposition fee of 50% of the lesser of a competitive real estate commission or 3% of the sales price of the property, subordinated to the payment of dividends to shareholders equal to the sum of the shareholders’ invested capital plus an 8% return on invested capital;

•	Incentive fee of 10% of net sales proceeds remaining after shareholders have received dividends equal to the sum of the shareholders’ invested capital plus an 8% return of invested capital; and

•	Listing fee of 10% of the excess by which the market value of the stock plus dividends paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital.

Acquisition and advisory fees and expenses incurred for the quarters ended March 31, 2003 and 2002, totaled $14.5 million and $8.8 million, respectively. Organizational and offering costs incurred for the quarters ended March 31, 2003 and 2002, totaled $4.8 million and $1.8 million, respectively. The Company incurred no disposition, incentive or listing fees during the quarters ended March 31, 2003 and 2002.

Administrative Services Reimbursement

The Company has no direct employees. The employees of the Advisor and Wells Management Company, Inc. (“Wells Management”), an affiliate of the Advisor, perform a full range of real estate services including leasing and property management, accounting, asset management and investor relations for the Company. The related expenses are allocated among the Company and the various Wells Real Estate Funds based on time spent on each entity by individual administrative personnel. These expenses are included in general and administrative expenses in the consolidated statements of income. These expenses totaled $1.0 million and $0.3 million for the three months ended March 31, 2003 and 2002, respectively.

Property Management and Leasing Agreements

The Company has entered into a property management and leasing agreement with Wells Management. In consideration for supervising the management and leasing of the Company’s properties, the Company will pay management and leasing fees to Wells Management equal to the lesser of (a) 4.5% of the gross revenues generally paid over the life of the lease or (b) 0.6% of the net asset value of the properties (excluding vacant properties) owned by the Company. These management and leasing fees are calculated on an annual basis plus a separate competitive fee for the one-time initial lease-up of newly constructed properties generally paid in conjunction with the receipt of the first month’s rent. These expenses totaled $2.2 million and $0.8 million for the three months ended March 31, 2003 and 2002, respectively.

Dealer Manager Agreement

The Company has entered into a dealer manager agreement with Wells Investment Securities, Inc. (“WIS”), an affiliate of the Advisor, whereby WIS performs the dealer manager function for the Company. For these services, WIS earns fees of 7% of the gross proceeds from the sale of the shares of the Company, most of which are reallowed to participating broker-dealers. Additionally, WIS earns a dealer manager fee of 2.5% of the gross offering proceeds at the time the shares are sold, of which up to 1.5% may be reallowed to participating broker-dealers. WIS has elected, although is not obligated, to reduce the dealer manager fee amount in each period by 2.5% of the gross redemptions under the Company’s share redemption plan. During the three months ended March 31, 2003 and 2002, the Company incurred commissions of $29.9 million and $17.9 million, respectively, of which more than 99% was reallowed to participating broker-dealers. Dealer manager fees of $10.3 million and $6.3 million were incurred for the quarters ended March 31, 2003 and 2002, respectively. Of these amounts, $5.0 million and $2.0 million were reallowed to participating broker-dealers for the quarters ended March 31, 2003 and 2002, respectively.

Due From Affiliates

Due from affiliates included in the consolidated balance sheets primarily represents the Company’s share of the cash to be distributed from its joint venture investments for the first quarter of 2003 and the fourth quarter 2002 and other amounts payable to the Company from other related parties.

Conflicts of Interest

The Advisor also is a general partner in various Wells Real Estate Funds. As such, there are conflicts of interest where the Advisor, while serving in the capacity as general partner for Wells Real Estate Funds, may be in competition with the Company in connection with property acquisitions or for tenants in similar geographic markets.

6.	Consolidated Statement of Cash Flows Supplemental Information

	For the three months ended March 31,
	2003	2002
SUPPLEMENTAL INFORMATION:
Interest paid during the period, including amounts capitalized	$3,188	$493

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
Deferred project costs applied to real estate assets	$10,853	$4,080

Deferred project costs due to affiliate	$1,224	$496

Deferred offering costs due to affiliate	$—	$245

Other offering expenses due to affiliate	$4,061	$142

Acquisition of intangible lease liability	$385	$—

Dividends payable	$7,252	$3,657

Due from affiliates	$1,968	$1,805

7.	Commitments and Contingencies

Take Out Purchase and Escrow Agreement

The Advisor and its affiliates have developed a program (the “Wells Section 1031 Program”) involving the acquisition by a subsidiary of Wells Management Company (“Wells Exchange”) of income-producing commercial properties and the formation of a series of single member limited liability companies for the purpose of facilitating the resale of co-tenancy interests in such real estate properties to be owned in co-tenancy arrangements with persons (“1031 Participants”) who are seeking to invest the proceeds from a sale of real estate held for investment in another real estate investment for purposes of qualifying for like-kind exchange treatment under Section 1031 of the Internal Revenue Code. The acquisition of each of the properties acquired by Wells Exchange will be financed by a combination of permanent first mortgage financing and interim loan financing obtained from institutional lenders.

Following the acquisition of each property, Wells Exchange will attempt to sell co-tenancy interests to 1031 Participants, the proceeds of which will be used to repay a prorata portion of the interim financing. In consideration for the payment of a take out fee to the Company and following approval of the potential property acquisition by the Company’s board of directors, it is anticipated that the Company will enter into a take out purchase and escrow agreement or similar contract providing that, if Wells Exchange is unable to sell all of the co-tenancy interests in that particular property to 1031 Participants, the Company will purchase, at Wells Exchange’s cost, any co-tenancy interests remaining unsold at the end of the offering period.

In consideration for the payment of a take out fee in the amount of approximately $0.2 million, on December 31, 2002, Wells OP entered into a take out purchase and escrow agreement providing, among other things, that Wells OP would be obligated to acquire, at Wells Exchange’s cost ($0.4 million in cash plus $0.4 million of assumed debt for each 2.9994% interest of co-tenancy interest unsold), any unsold co-tenancy interests in two buildings known as Meadow Brook Corporate Park located in Birmingham, Alabama, which remain unsold at the expiration of the offering of Wells Exchange on September 30, 2003.

The obligations of Wells OP under the take out purchase and escrow agreement are secured by reserving against Well OP’s existing line of credit with Bank of America, N.A. (the “Interim Lender”). If, for any

reason, Wells OP fails to acquire any of the co-tenancy interests in Meadow Brook Corporate Park which remain unsold as of September 30, 2003, or there is otherwise an uncured default under the interim loan or the line of credit documents, the Interim Lender is authorized to draw down Wells OP’s line of credit in the amount necessary to pay the outstanding balance of the interim loan in full, in which event the appropriate amount of co-tenancy interest in Meadow Brook Corporate Park would be deeded to Wells OP. Wells OP’s maximum economic exposure in the transaction was initially $14.0 million in cash plus assumption of the first mortgage financing in the amount of $13.9 million. As of March 31, 2003, due to the number of co-tenancy interests sold in Meadow Brook Corporate Park through such date, Wells OP’s maximum exposure has been reduced to $6.7 million in cash plus the assumption of the first mortgage financing in the amount of $6.7 million.

Letters of Credit

At March 31, 2003, the Company had three unused letters of credit totaling approximately $19.7 million outstanding from financial institutions, consisting of letters of credit of approximately $14.5 million, $4.8 million and $0.4 million with expiration dates of February 28, 2004; August 12, 2003; and February 2, 2004, respectively. These amounts are not recorded in the accompanying consolidated balance sheet as of March 31, 2003. These letters of credit were required by three unrelated parties to ensure completion of the Company’s obligations under certain earn-out and construction agreements. The Company does not anticipate a need to draw on these letters of credit.

Properties Under Contract

At March 31, 2003, the Company has a contract to acquire a third building at the ISS Atlanta Buildings development upon completion of construction (expected in June 2003) for a fixed purchase price of $10.0 million.

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, the Company may be obligated to expend certain amounts of capital to expand an existing property, construct on adjacent property or provide other expenditures for the benefit of the tenant, in favor of additional rental revenue. At March 31, 2003, no tenants have exercised such options.

Properties Under Construction

As of March 31, 2003, the Company had executed construction agreements with unrelated third parties for the purpose of constructing two buildings. The table below details the status of the properties under construction as of March 31, 2003:

Property	Total Projected Cost	Construction Costs to Date	Expected Future Costs	Expected Completion Date	Primary Source of Funds
Kerr-McGee	$15.8 million	$9.7 million	$6.1 million	July 2003	Debt
AmeriCredit—Phoenix	$24.7 million	$18.9 million	$5.8 million	April 2003	Investor Proceeds

Earn-out Agreements

As part of the acquisition of the IRS Building, the Company entered into an agreement to pay the seller an additional $14.5 million if the Company or the seller locates a suitable tenant and leases the vacant space of the building within 18 months after the date of acquisition of the property, or March 2004. If the space is not leased within this time, the Company is released from any obligation to pay this additional purchase consideration. The 26% of the building that was vacant at the time of acquisition remains unleased at March 31, 2003.

In connection with the acquisition of the East Point I and II Buildings, the Company entered into an earn-out agreement whereby the Company is required to pay the seller certain amounts for each new, fully executed lease after the date of acquisition of the property but on or before March 31, 2004. Payments shall be the anticipated first year’s annual rent less operating expenses with the sum divided by 0.105 and the result reduced by tenant improvement costs related to the space.

Leasehold Property Obligations

The ASML, Motorola Tempe, Avnet and Bellsouth Ft. Lauderdale Buildings are subject to certain ground leases with expiration dates of 2082, 2082, 2083 and 2049, respectively.

Pending Litigation

In the normal course of business, the Company may become subject to litigation or claims. In November 2002, the Company contracted to purchase an office building located in Ramsey County, Minnesota, from Shoreview Associates LLC (“Shoreview”), who filed a lawsuit against the Company in Minnesota state court alleging that Shoreview was entitled to the $0.8 million in earnest money the Company had deposited under the contract. The Company has filed a counterclaim in the case asserting that the Company is entitled to the $0.8 million earnest money deposit. Procedurally, the Company had the case transferred to U.S. District Court in Minnesota, and Shoreview has moved to transfer the case back to state court. The dispute currently remains in litigation. After consultation with legal counsel, management does not believe that a reserve for a loss contingency is necessary.

8.	Subsequent Events

Sale of Shares of Common Stock

From April 1, 2003 through April 30, 2003, the Company has raised approximately $179.2 million through the issuance of 17.9 million shares of common stock of the Company.

Property Acquisitions

On April 30, 2003, the Company purchased the Citicorp Englewood Cliffs, NJ Building, a three-story office building containing approximately 410,000 rentable square feet located in Englewood Cliffs, New Jersey, for a purchase price of $70.5 million, excluding closing costs and acquisition and advisory fees and expenses paid to the Advisor. The building is leased entirely to Citicorp North America, Inc., a wholly-owned subsidiary of Citicorp, Inc.

On May 1, 2003, the Company purchased the US Bancorp Minneapolis Building, a 32-story office building containing approximately 929,694 rentable square feet located in Minneapolis, Minnesota, for a purchase price of $174.0 million, excluding closing costs and acquisition and advisory fees and expenses paid to the Advisor. The building is approximately 99% leased under leases to various tenants with varying terms, including US Bancorp Piper Jaffray Companies, Inc., which leases approximately 77% of the building.

On May 9, 2003, the Company purchased the Aon Center Chicago Building, an 83-story office building containing approximately 2.6 million rentable square feet located in Chicago, Illinois, for a purchase price of approximately $465.2 million, excluding closing costs and acquisition and advisory costs paid to the Advisor. The building is approximately 92% leased under leases to various tenants with varying lease terms, including BP Corporation North American, Inc., DDB Needham Chicago, Inc. and Kirkland & Ellis, which collectively lease approximately 54% of the building.

On May 9, 2003, the Company acquired the GMAC Detroit Building, a three story office building containing approximately 119,122 square feet located in Auburn Hills, Michigan, for a purchase price of approximately $17.8 million, excluding closing costs and acquisition and advisory fees and expenses paid to the Advisor. The building is approximately 86% leased to the GMAC Corporation and Delmia Corporation. For the remaining approximately 14% of the building, the Company is required to pay the seller certain amounts for each new, fully executed lease entered into after the date of acquisition of the building but on or before November 8, 2004. Payments are calculated by dividing the sum of the anticipated first year’s annual rent less operating expenses by 0.095, with the result being reduced by tenant improvement costs related to the space.

Line of Credit

On April 23, 2003, the Company entered into a $500 million unsecured revolving credit facility with a consortium of banks. The agreement expires in April 2005 and replaced the $110 million line of credit with Bank of America. The Company paid up-front commitment fees totaling $2.3 million to the lenders based on each financial institution’s relative commitment level. The agreement contains alternative borrowing arrangements that provide for interest costs based on LIBOR plus up to 1.625%, or certain other alternative rates. Additionally, the Company is required to pay a quarterly facility fee of .25% per annum on the entire amount of this credit facility.

Report of Independent Auditors

Shareholders and Board of Directors

Wells Real Estate Investment Trust, Inc.

We have audited the accompanying statement of revenues over certain operating expenses of the US Bancorp Minneapolis Building for the year ended December 31, 2002. This statement is the responsibility of the US Bancorp Minneapolis Building’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the US Bancorp Minneapolis Building’s revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the US Bancorp Minneapolis Building for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Atlanta, Georgia

May 5, 2003

US Bancorp Minneapolis Building

Statement of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

(in thousands)

Revenues:
Base rent	$12,495
Tenant reimbursements	9,699
Parking revenues	980

Total revenues	23,174
Expenses:
Real estate taxes	5,839
Other operating expenses	2,022
Utilities	1,476
Cleaning	971
Management fee	690
Administrative	646

Total expenses	11,644

Revenues over certain operating expenses	$11,530

See accompanying notes.

US Bancorp Minneapolis Building

Notes to Statement of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

1. Description of Real Estate Property Acquired

On May 1, 2003, Wells Operating Partnership, L.P. (“Wells OP’) acquired the US Bancorp Minneapolis Building, a 929,694 square foot Class A office tower located in Minneapolis, Minnesota, from MN-Nicollet Mall, LLC (“Nicollet Mall”). Total consideration for the acquisition was approximately $174 million, excluding acquisition costs. Wells OP is a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc., a Maryland corporation. As the sole general partner of Wells OP, Wells Real Estate Investment Trust, Inc. possesses full legal control and authority over the operations of Wells OP.

2. Basis of Accounting

The accompanying statement of revenues over certain operating expenses is presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statement excludes certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest and corporate expenses. Therefore, this statement is not comparable to the statement of operations of the US Bancorp Minneapolis Building after its acquisition by Wells OP.

3. Significant Accounting Policies

Rental Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of recognized rentals over amounts due pursuant to lease terms is recorded as straight-line rent receivable. The impact of the straight-line rent adjustment increased revenue by approximately $1.6 million for the year ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

US Bancorp Minneapolis Building

Notes to Statement of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

4. Description of Leasing Arrangements

The office and retail space is leased to tenants under leases with terms that vary in length. Certain leases contain reimbursement clauses and renewal options. Nicollet Mall’s interests in all lease agreements were assigned to Wells OP upon its acquisition of the US Bancorp Minneapolis Building.

5. Future Minimum Rental Commitments

Future minimum rental commitments for the years ended December 31 are as follows (in thousands):

2003	$14,589
2004	14,645
2005	14,603
2006	13,890
2007	13,161
Thereafter	85,650

$156,538

One tenant, US Bancorp Piper Jaffray Companies, Inc., contributed approximately 73% of rental income for the year ended December 31, 2002. Subsequent to December 31, 2002, this tenant will contribute approximately 86% of the future minimum rental income of those leases in place as of that date.

Report of Independent Auditors

Shareholders and Board of Directors

Wells Real Estate Investment Trust, Inc.

We have audited the accompanying statement of revenues over certain operating expenses of the Aon Center Chicago Building for the year ended December 31, 2002. This statement is the responsibility of the Aon Center Chicago Building’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the Aon Center Chicago Building’s revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Aon Center Chicago Building for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Atlanta, Georgia

May 9, 2003

Aon Center Chicago Building

Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the three months ended March 31, 2003 (unaudited)

(in thousands)

	2003	2002
	(unaudited)
Revenues:
Base rent	$9,478	$37,923
Tenant reimbursements	8,411	37,119
Parking revenues	436	1,679
Other revenues	526	1,332

Total revenues	18,851	78,053

Expenses:
Real estate taxes	5,128	21,501
Other operating expenses	837	4,749
Cleaning	1,103	4,629
Security	682	4,143
Utilities	1,279	4,025
Administrative	635	2,965
HVAC	385	2,224

Total expenses	10,049	44,236

Revenues over certain operating expenses	$8,802	$33,817

See accompanying notes.

Aon Center Chicago Building

Notes to Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the three months ended March 31, 2003 (unaudited)

1. Description of Real Estate Property Acquired

On May 9, 2003, Wells REIT-Chicago Center, Chicago LLC (“the Company”) acquired the Aon Center Chicago Building, an approximately 2.6 million square foot Class A office tower located in Chicago, Illinois, from BRE/Randolph Drive, LLC (“Randolph Drive”). Total consideration for the acquisition was approximately $465.2 million. The Company, a Georgia limited liability company, was created on April 30, 2003. Wells Operating Partnership, L.P. (“Wells OP”) is the sole member of the Company. Wells OP is a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc., a Maryland corporation. As the sole general partner of Wells OP, Wells Real Estate Investment Trust, Inc. possesses full legal control and authority over the operations of Wells OP.

2. Basis of Accounting

The accompanying statements of revenues over certain operating expenses is presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest and corporate expenses. Therefore, the statements will not be comparable to the statements of operations of the Aon Center Chicago Building after its acquisition by the Company.

3. Significant Accounting Policies

Rental Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of recognized rentals over amounts due pursuant to lease terms is recorded as straight-line rent receivable. The impact of the straight-line rent adjustment increased revenue by approximately $1.7 million for the year ended December 31, 2002 and $195,000 for the three months ended March 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Aon Center Chicago Building

Notes to Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the three months ended March 31, 2003 (unaudited)

4. Description of Leasing Arrangements

The office and retail space is leased to tenants under leases with terms that vary in length. Certain leases contain reimbursement clauses and renewal options. Randolph Drive’s interests in all lease agreements were assigned to the Company upon its acquisition of the Aon Center Chicago Building.

5. Future Minimum Rental Commitments

Future minimum rental commitments for the years ended December 31 are as follows (in thousands):

2003	$36,822
2004	39,539
2005	36,693
2006	32,778
2007	32,652
Thereafter	185,071

$363,555

Two tenants, Amoco Corporation and Kirkland & Ellis, contributed approximately 46% and 11%, respectively, of rental income for the year ended December 31, 2002. At December 31, 2002, three tenants, Amoco Corporation, DDB Needham and Kirkland & Ellis, will contribute approximately 54%, 12% and 11%, respectively, of the future minimum rental income of those leases in place as of that date.

6. Interim Unaudited Financial Information

The financial statement for the three months ended March 31, 2003 is unaudited, however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

SUMMARY OF UNAUDITED PRO FORMA FINANCIAL STATEMENTS

This pro forma information should be read in conjunction with the financial statements and notes of Wells Real Estate Investment Trust, Inc., a Maryland Corporation (the “Wells REIT”), included in its annual report on Form 10-K for the year ended December 31, 2002 and its quarterly report on Form 10-Q for the three months ended March 31, 2003. In addition, this pro forma information should be read in conjunction with the financial statements and notes of certain acquired properties included in various Form 8-Ks previously filed.

The following unaudited pro forma balance sheet as of March 31, 2003 has been prepared to give effect to the second quarter 2003 acquisitions of the Citicorp Englewood Cliffs, NJ Building, the US Bancorp Minneapolis Building and the GMAC Detroit Building by Wells Operating Partnership, L.P. (“Wells OP”) and the acquisition of the Aon Center Chicago Building (collectively, the “Recent Acquisitions”) by Wells REIT—Chicago Center, Chicago, LLC, a single member limited liability company of which Wells OP is the sole member, as if the acquisitions occurred on March 31, 2003.

Wells OP is a Delaware limited partnership that was organized to own and operate properties on behalf of Wells REIT. As the sole general partner of Wells OP, Wells REIT possesses full legal control and authority over the operations of Wells OP. Accordingly, the accounts of Wells OP are consolidated with the accompanying pro forma financial statements of Wells REIT.

The following unaudited pro forma statement of income for the three months ended March 31, 2003 has been prepared to give effect to the first quarter 2003 acquisitions of the East Point Cleveland Buildings and the 150 West Jefferson Detroit Building (collectively, the “2003 Acquisitions”) and the Recent Acquisitions as if the acquisitions occurred on January 1, 2002.

The following unaudited pro forma statement of income for the year ended December 31, 2002 has been prepared to give effect to the 2002 acquisition of the Vertex Sarasota Building (formerly, the Arthur Andersen Building), the Transocean Houston Building, the Novartis Atlanta Building, the Dana Corporation Buildings, the Travelers Express Denver Buildings, the Agilent Atlanta Building, the BellSouth Ft. Lauderdale Building, the Experian/TRW Buildings, the Agilent Boston Building, the TRW Denver Building, the MFS Phoenix Building, the ISS Atlanta Buildings, the PacifiCare San Antonio Building, the BMG Greenville Buildings, the Kraft Atlanta Building, the Nokia Dallas Buildings, the Harcourt Austin Building, the IRS Long Island Buildings, the KeyBank Parsippany Building, the Allstate Indianapolis Building, the Federal Express Colorado Springs Building, the EDS Des Moines Building, the Intuit Dallas Building, the Daimler Chrysler Dallas Building, the NASA Buildings, the Caterpillar Nashville Building, the Capital One Richmond Buildings, the John Wiley Indianapolis Building and the Nestle Los Angeles Building (collectively, the “2002 Acquisitions”), the 2003 Acquisitions and the Recent Acquisitions as if the acquisitions occurred on January 1, 2002. The Kerr McGee Property and the AmeriCredit Phoenix Property had no operations during the year ended December 31, 2002.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition of the 2002 Acquisitions, 2003 Acquisitions and the Recent Acquisitions been consummated as of January 1, 2002. In addition, the pro forma balance sheet includes allocations of the purchase price for certain acquisitions based upon preliminary estimates of the fair value of the assets and liabilities acquired. Therefore, these allocations may be adjusted in the future upon finalization of these preliminary estimates.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA BALANCE SHEET

MARCH 31, 2003

(in thousands, except share amounts)

(Unaudited)

ASSETS

	Wells Real Estate Investment Trust, Inc.(a)	Pro Forma Adjustments										Pro Forma Total
		Other		Recent Acquisitions
				Citicorp Englewood Cliffs, NJ		US Bancorp Minneapolis		Aon Center Chicago		GMAC Detroit
REAL ESTATE ASSETS, at cost:
Land	$291,140	$0		$10,300 124	(d) (e)	$10,700 438	(d) (e)	$23,258 10	(d) (e)	$1,900 78	(d) (e)	$337,948
Buildings, less accumulated depreciation of $82,812	1,811,220	0		60,587	(d)	162,797	(d)	445,956	(d)	15,919	(d)	2,504,723
				732	(e)	6,665	(e)	195	(e)	652	(e)
Construction in progress	24,102	0		0		0		0		0		24,102

Total real estate assets	2,126,462	0		71,743		180,600		469,419		18,549		2,866,773

INVESTMENT IN JOINT VENTURES	83,286	0		0		0		0		0		83,286

CASH AND CASH EQUIVALENTS	118,030	192,164	(b)	(20,929	)(d)	(173,497	)(d)	(7,833	)(d)	(17,819	)(d)	82,559

		(7,557	)(c)

RENT RECEIVABLE	19,928	0		0		0		0		0		19,928

DEFERRED PROJECT COSTS	5,124	7,557	(c)	(856	)(e)	(7,103	)(e)	(205	)(e)	(730	)(e)	3,787

DUE FROM AFFILIATES	2,167	0		0		0		0		0		2,167

PREPAID EXPENSES AND OTHER ASSETS, NET	5,997	0		0		0		0		0		5,997

DEFERRED LEASE ACQUISITION COSTS, NET	1,561	0		0		0		0		0		1,561

INTANGIBLE LEASE ASSET	14,147	0		0		0		0		0		14,147

INVESTMENT IN BONDS	54,500	0		0		0		0		0		54,500

Total assets	$2,431,202	$192,164		$49,958		$0		$461,381		$0		$3,134,705

LIABILITIES AND SHAREHOLDERS’ EQUITY

(in thousands, except share amounts)

	Wells Real Estate Investment Trust, Inc.(a)	Pro Forma Adjustments								Pro Forma Total
		Other		Recent Acquisitions
				Citicorp Englewood Cliffs, NJ		US Bancorp Minneapolis	Aon Center Chicago		GMAC Detroit
LIABILITIES:
Borrowings	$108,986	$0		$49,958	(d)	$0	$461,381	(d)	$0	$620,325
Obligations under capital lease	54,500	0		0		0	0		0	54,500
Intangible lease liability	32,033	0		0		0	0		0	32,033
Accounts payable and accrued expenses	23,131	0		0		0	0		0	23,131
Due to affiliate	5,292	0		0		0	0		0	5,292
Dividends payable	7,252	0		0		0	0		0	7,252
Deferred rental income	11,164	0		0		0	0		0	11,164

Total liabilities	242,358	0		49,958		0	461,381		0	753,697

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST OF UNIT HOLDER IN OPERATING PARTNERSHIP	200	0		0		0	0		0	200

SHAREHOLDERS’ EQUITY:
Common shares, $.01 par value; 750,000,000 shares authorized, 217,790,874 shares issued and 215,699,717 outstanding at December 31, 2002	2,605	216	(b)	0		0	0		0	2,821
Additional paid-in capital	2,310,731	191,948	(b)	0		0	0		0	2,502,679
Cumulative distributions in excess of earnings	(90,802)	0		0		0	0		0	(90,802)
Treasury stock, at cost, 2,091,157 shares at December 31, 2002	(33,860)	0		0		0	0		0	(33,860)
Other comprehensive loss	(30)	0		0		0	0		0	(30)

Total shareholders’ equity	2,188,644	192,164		0		0	0		0	2,380,808

Total liabilities and shareholders’ equity	$2,431,202	$192,164		$49,958		$0	$461,381		$0	$3,134,705

(a)	Historical financial information derived from quarterly report on Form 10-Q.
(b)	Reflects capital raised through issuance of additional shares subsequent to March 31, 2003 through GMAC Detroit acquisition date, net of organizational and offering costs, commissions and dealer-manager fees.
(c)	Reflects deferred project costs capitalized as a result of additional capital raised described in note (b) above.
(d)	Reflects Wells Real Estate Investment Trust, Inc.’s purchase price for the land, building and liabilities assumed.
(e)	Reflects deferred project costs applied to the land and building at approximately 4.094% of the cash paid for purchase.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

(in thousands, except per share amounts)

(Unaudited)

	Wells Real Estate Investment Trust, Inc.(a)	Pro Forma Adjustments												Pro Forma Total
		2002 Acquisitions		2003 Acquisitions		Recent Acquisitions
						Citicorp Englewood Cliffs, NJ		US Bancorp Minneapolis		Aon Center Chicago		GMAC Detroit
REVENUES:
Rental income	$107,526	$98,599	(b)	$13,196	(b)	$6,359	(b)	$13,665	(b)	$42,592	(b)	$1,336	(b)	$283,273
Tenant reimbursements	18,992	9,584	(c)	5,590	(c)	14	(c)	9,699	(c)	37,119	(c)	39	(c)	81,037
Equity in income of joint ventures	4,700	648	(d)	0		0		0		0		0		5,348
Lease termination income	1,409	0		0		0		0		0		0		1,409
Interest and other income	7,001	0		0		0		0		0		0		7,001

	139,628	108,831		18,786		6,373		23,364		79,711		1,375		378,068

EXPENSES:
Depreciation	38,780	34,362	(e)	4,348	(e)	2,453	(e)	6,778	(e)	17,846	(e)	663	(e)	105,230
Interest expense	4,638	9,657	(f)	0		1,993	(f)	0		22,414	(i)	0		38,702
Property operating costs	26,949	25,244	(g)	8,742	(g)	63	(g)	10,955	(g)	45,627	(g)	609	(g)	118,189
Management and leasing fees	5,155	3,196	(h)	846	(h)	287	(h)	1,051	(h)	3,587	(h)	62	(h)	14,184
General and administrative	3,244	0		0		0		0		0		0		3,244
Legal and accounting	1,008	0		0		0		0		0		0		1,008

	79,774	72,459		13,936		4,796		18,784		89,474		1,334		280,557

NET INCOME	$59,854	$36,372		$4,850		$1,577		$4,580		$(9,763)		$41		$97,511

EARNINGS PER SHARE, basic and diluted	$0.41													$0.35

WEIGHTED AVERAGE SHARES, basic and diluted	145,633													278,027

(a)	Historical financial information derived from annual report on Form 10-K.
(b)	Rental income is recognized on a straight-line basis.
(c)	Consists of operating costs reimbursements.
(d)	Reflects Wells Real Estate Investment Trust, Inc.’s equity in income of the Wells Fund XIII-REIT Joint Venture related to the John Wiley Indianapolis Building. The pro forma adjustment results from rental revenues less operating expenses, management fees and depreciation.
(e)	Depreciation expense is recognized using the straight-line method and a 25-year life.
(f)	Represents interest expense on lines of credits used to acquire assets, which bear interest at approximately 3.99% for the year ended December 31, 2002 and assumed mortgages on the BMG Direct, BMG Music and Nestle Buildings, which bear interest at 8.5%, 8% and 3.39% for the year ended December 31, 2002, respectively.
(g)	Consists of operating expenses.
(h)	Management and leasing fees are generally calculated at 4.5% of rental income and tenant reimbursements.
(i)	Represents interest expense on loan used to acquire Aon Center Chicago Building, which bears interest at approximately 4.858% for the year ended December 31, 2002.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2003

(in thousands, except per share amounts)

(Unaudited)

	Wells Real Estate Investment Trust, Inc. (a)	Pro Forma Adjustments										Pro Forma Total
		2003 Acquisitions		Recent Acquisitions
				Citicorp Englewood Cliffs, NJ		US Bancorp Minneapolis		Aon Center Chicago		GMAC Detroit
REVENUES:
Rental income	$53,343	$2,941	(b)	$1,590	(b)	$3,421	(b)	$10,855	(b)	$563	(b)	$72,713
Tenant reimbursements	9,601	1,378	(c)	6	(c)	2,799	(c)	8,411	(c)	23	(c)	22,218
Equity in income of joint ventures	1,261	0		0		0		0		0		1,261
Interest and other income	1,154	0		0		0		0		0		1,154

	65,359	4,319		1,596		6,220		19,266		586		97,346

EXPENSES:
Depreciation	19,218	888	(d)	613	(d)	1,694	(d)	4,462	(d)	166	(d)	27,041
Property operating costs	15,220	1,946	(f)	74	(f)	2,682	(f)	10,572	(f)	270	(f)	30,764
Management and leasing fees	2,333	194	(g)	72	(g)	280	(g)	867	(g)	26	(g)	3,772
General and administrative	1,576	0		0		0		0		0		1,576
Interest expense	2,648	0		388	(e)	0		5,075	(h)	0		8,111

	40,995	3,028		1,147		4,656		20,976		462		71,264

NET INCOME	$24,364	$1,291		$449		$1,564		$(1,710)		$124		$26,082

EARNINGS PER SHARE, basic and diluted	$0.10											$0.09

WEIGHTED AVERAGE SHARES, basic and diluted	233,247											278,027

(a)	Historical financial information derived from quarterly report on Form 10-Q.
(b)	Rental income is recognized on a straight-line basis.
(c)	Consists of operating costs reimbursements.
(d)	Depreciation expense is recognized using the straight-line method and a 25-year life.
(e)	Represents interest expense on lines of credits used to acquire assets, which bear interest at approximately 3.106% for the three months ended March 31, 2003.
(f)	Consists of operating expenses.
(g)	Management and leasing fees are generally calculated at 4.5% of rental income and tenant reimbursements.
(h)	Represents interest expense on loan used to acquire Aon Center Chicago Building, which bears interest at approximately 4.40% for the three months ended March 31, 2003.

The accompanying notes are an integral part of this statement.